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                                  EXHIBIT 12(A)

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                  SALTON, INC.

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                                             26 WEEKS
                                               ENDED
                                             12/28/2002                                   YEAR ENDED
(IN THOUSANDS, EXCEPT RATIOS)                (UNAUDITED)         2002          2001         2000         1999          1998
-----------------------------------------------------------------------------------------------------------------------------
Fixed Charges

 Interest and amortization of debt issuance
   costs on all indebtedness                  $ 20,410         $ 43,357      $  39,043    $ 31,102      $ 15,864     $  7,336

 Add interest element implicit in rentals        1,831            3,040          3,724       1,923         1,158          521
                                              -------------------------------------------------------------------------------
    Total fixed charges                       $ 22,241         $ 46,397      $  42,767    $ 33,025      $ 17,022     $  7,857

Income
 Income before income taxes                   $ 42,707         $ 44,541      $  73,846    $146,903      $ 53,863     $ 32,186
 Add fixed charges                              22,241           46,367         42,767      33,025        17,022        7,857
                                              -------------------------------------------------------------------------------
 Income before fixed charges and income
   taxes                                      $ 64,948         $ 90,908      $ 116,613    $179,928      $ 70,885     $ 40,043
                                              ===============================================================================

Ratio of earnings to fixed charges                2.92             1.96           2.73        5.45          4.16         5.10
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